EXHIBIT 99.1

Neptune Comments on Filing of Lawsuit

LAVAL, Quebec, Dec. 20, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) learned today that it and certain of its officers have been named as defendants in a purported class action lawsuit filed by Robbins Geller Rudman & Dowd LLP on December 19, 2012 in the United States District Court for the Southern District of New York. The complaint charges Neptune and certain of its officers with alleged violations of the Securities Exchange Act of 1934. The complaint has been filed on behalf of all persons or entities who purchased the common stock of Neptune during a specified period.

Neptune believes that the claim is completely without merit and that it has substantial and meritorious legal and factual defenses, which Neptune intends to pursue vigorously. Amongst those defenses, Neptune reiterates that it has duly demonstrated that acetone levels stored inside and/or outside its Sherbrooke plant or used in the production of its krill oil products did not at any time exceed the levels permitted by the Québec Ministry of Environment. Neptune had obtained the required construction permits for its plant expansion and was in the process of obtaining the required environmental permit for the expansion. As previously disclosed, the notice alleging environmental non-compliance received by Neptune from the Québec Ministry of Environment on November 16, 2012 related to specific equipment acquisitions by Neptune and its plant expansion, but had nothing to do with the level or the compliance of acetone levels.

Neptune continues to work on the implementation of its action plan to resume operations and supply customers announced on November 26, 2012.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Asian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti (TSX-V:APO) and NeuroBioPharm, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012, in its press release announcing an action plan to resume operations and supply customers dated November 26, 2012 and in its other public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com